STARFIELD RESOURCES INC. (Tier 1)		Page 1 of 1
PRESS RELEASE		December 9th, 2003
Corporate Office:		#SRU-19-03
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB
Tel: (604) 608-0400	Fax (604) 608-0344
Toll Free: (877) 233-2244	Email: info@starfieldres.com	Website: http://www.starfieldres.com

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

The Company announces that it has entered into a one year investor relations agreement with Kenneth F. Fitzpatrick of Santa Barbara, California. In exchange for providing investor relations services for the Company in the United States, Mr. Fitzpatrick will receive a monthly fee of $10,000 ($US). Pursuant to Exchange policy for Tier 1 Issuers, Mr. Fitzpatrick shall submit a Personal Information Form to the Exchange. Mr. Fitzpatrick has been retained by the Company specifically to provide investor relations in the United States. Mr. Fitzpatrick is an investor relations consultant and has experience with TSX Venture Exchange companies.

The Company further announces that it has entered into an investment banking agreement with D. Weckstein & Co., Inc. of New York. Under the terms of the agreement Weckstein & Co. will be retained by the Company to act as a financial consultant and an investment banker to assist the Company in seeking equity or debt financings in the United States.

Subject to regulatory approval, Weckstein & Co. shall receive as compensation for providing such services a finder’s fee for consummated transactions in accordance with the policies of the TSX Venture Exchange. They will also be entitled to stock options to acquire up to 550,000 common shares of the Company at an exercise price consistent with Exchange policies.

For further information please contact Glen Indra, President and CEO.

ON BEHALF OF THE BOARD OF DIRECTORS

“Glen Indra”

Glen Indra
President and CEO

FORWARD LOOKING STATEMENTS: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation statements regarding the Company’s mining properties, development results or future plans, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed elsewhere in documents that are available to the public.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.